SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

Brazilian SEC Registration no. 1431-1

MINUTES OF THE TWO HUNDREDTH ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: 17, March, 2020 - 10 a.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Meeting Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

I.          The Board of Directors conducted a preliminary analysis of the Annual Management Report, including the Balance Sheet and the related Financial Statements, for the fiscal year 2019 and noted that those documents would be submitted again to the Board of Directors for approval in an extraordinary meeting, after the receipt of the final independent audit opinion by Deloitte Touche Tohmatsu Auditores Independentes.

II.         The Board of Directors analysed the draft of the Board of Executive Officer’s proposal for the allocation on net income for the fiscal year 2019 — including profit-sharing payment — and the subsequent distribution of shareholders’ payment, and noted that such proposal would be submitted again to the Board of Directors for approval in an extraordinary meeting.

III.        The Board of Directors analysed the technical study of deferred tax projection and noted that such study would be submitted again to the Board of Directors for approval in an extraordinary meeting.

IV.       The Board of Directors analysed and discussed about the company accounting practices.

V.        The Board of Directors discussed about the Company's procedure with regard to the new accounting standards, the corresponding adjustments made and their effect on the financial statements.

VI.       The Board of Directors analysed and discussed about the critical accounting policies related to Form 20-F.

VII.      The Board of Directors was informed about the disclosure of estimates and judgments applied during the process of preparation of the Financial Statements of December 31, 2019, with a focus on the compliance with current accounting rules and other requirements of the Brazilian and the American capital market regulatory agencies.

VIII.    The Board of Directors analysed and discussed the proposal related to risk factors to be addressed in form 20-F (2019/2020), with an emphasis on the main risks and on the points of attention, and made its recommendations.

IX.       The Board of Directors was informed about the progress of the independent auditing of the Financial Statements, Internal Controls and Independence by Deloitte Touche Tohmatsu Limited.

X.        The Board of Directors received updated information about the Company's financial scenario and the budget execution and discussed the matter.

XI.       The Board of Directors received updated information on the potential transfer of control of Copel Telecomunicações S.A.

XII.      The Board of Directors unanimously approved: i. the acquisition of 49% stake in 06 (six) distributed generation photovoltaic enterprises, called Complexo Bandeirantes, offered in the Public Call nº 04/2018; ii. the business plan of the enterprise; and iii. the signature authorization of the Share Purchase and Sale Agreement, according to the documents in the possession of Copel's Corporate Governance Secretariat.

XIII.       The Board of Directors received information on the work carried out by special committees of the company.

XIV.    The Board of Directors, after hearing the Statutory Audit Committee analyse the draft of its Annual Report, noted that such report would be submitted again, together with the Company's 2019 Financial Statements, to the Board of Directors for approval in an extraordinary meeting.

XV.     The Board of Directors received a report from the Statutory Audit Committee on various matters and discussed the topics.

XVI.    The Board of Directors received a report from the CEO on various corporate matters.

XVII.  The Board of Directors held an Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO -  Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Meeting Secretary.

This is a free translation of the summary of the minutes of Copel’s 200th Ordinary Board of Directors’ Meeting drawn up in the Company’s Book no. 11.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date March 17, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.